Employee Cascade July 15, 2014

Reynolds American to Acquire Lorillard The Next Step in Transforming Tobacco

Forward Looking Statements

Reynolds American’s website, www.reynoldsamerican.com, is the primary source of publicly disclosed news about Reynolds American and its operating companies. Those wishing to stay on top of company news can sign up for email alerts by going to Shareholder Tools in the website’s Investors Section. Forward Looking Statements

This presentation contains forward-looking information. Future results or events can be impacted by a number of factors that could cause actual results to be materially different from our projections. These factors are listed in Reynolds American’s first-quarter 2014 earnings release and in the company’s SEC filings. Except as provided by federal securities laws, Reynolds American is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

2	Web Disclosure

Let’s Cut to the Chase…

•	This is fantastic news for Reynolds American employees!
•	10 years ago – almost to the day – we reinvented ourselves as Reynolds American
•	After a decade of progress on our leadership journey, this transaction propels us to the next level
•	No job reductions expected at RAI companies – we expect to add jobs down the road
3

Now, Back to Today’s Agenda…

•	Transaction Highlights
•	Reynolds American: The Transformation Journey
•	Lorillard: The Newport Success Story
•	A Compelling Transaction
•	Financial Highlights
•	Q&A
4

Transaction Highlights

Transaction Highlights 6

•	RAI to acquire Lorillard in cash & stock transaction valued at $27.4 billion
•	Lorillard shareholders get $50.50 cash per share plus 0.2909 RAI share
•	Represents a value of $68.88 per Lorillard share(a)

Transaction Value

•	BAT invests $4.7 billion to fund transaction; retains 42% ownership of RAI
•	Imperial acquires RJRT’s Kool, Salem & Winston brands – and Lorillard’s blu and Maverick brands

Structure

•	Strengthens RJRT position in U.S. cigarette market
•	Positive contribution to earnings starting year one and future growth
•	Generates significant cost savings

Value Creation

•	Closing expected in first half of 2015
•	Subject to governmental and shareholder approvals

Timing & Approvals

•	No job cuts at RAI OpCo’s; new jobs created 2015-2016
•	Technology initiative with BAT will hold great potential

Employee Impact

(a)Based on RAI’s share price of $60.16 on July 2, 2014

9 The Transformation Journey

Compelling Strategic Rationale 7

Unique Portfolio of Iconic Brands

Enhanced Growth Profile Complementary Geographic Strengths Stronger Competitive Position

Increased Scale and Significant Cost Savings

Reynolds American The Transformation Journey 8

The Transformation Journey

RAI’s vision is to achieve market leadership by transforming the tobacco industry 2006 2004 2009 2009 2009

2012

2015

LORILLARD

ACQUISITION ASC ACQUISITION; SNUS INTRO

DISSOLVABLE TOBACCO TESTING SNUS NATIONAL EXPANSION NRT NICONOVUM VUSE DIGITAL E-CIG

RJRT / B&W MERGER

Creates Strong Portfolio of Key Brands

•	Newport
•	Camel and Camel SNUS
•	Pall Mall
•	Natural American Spirit
•	Grizzly
•	VUSE Digital Vapor Cigarettes
•	Next-Generation Products

Market Share 9.8% Market Share 1.4% Market Share 30.8% Market Share 12.6%

Source: Information Resources Inc. / Capstone (year-end 2013)

Market Share 9.3%

Growth Brands Represent an Increasing Proportion of RJRT’s Brand-Portfolio Market Share 11 Focus on Growth Brands 25%

75% 2004 70% 30% 2013

~830 SKUs

~140 SKUs Source: Information Resource Inc. / Capstone Camel & Pall Mall All Other Brands

10% 15% 20% 25% 30%

35% 40% 2004 2005

2006

2007 2008 2009 2010

2011

2012

2013 36.7% RAI’s Adjusted Operating Margin Has Doubled Since 2004 12

13 Lorillard

The Newport Success Story

FLAGSHIP CIGARETTE BRAND Newport is Another Iconic Brand 14

•	# 2 U.S. Brand
•	# 1 U.S. Menthol Brand

Newport represents approximately 85% of

Lorillard’s total net sales

0.8% 1.2% 2.4% 4.2% 4.8% 6.5%

7.5% 9.2% 12.0% 12.6%

4.1

7.2 15.1 24.0

24.3 31.4 31.2 32.8 33.6 33.7 1972

1977

1982 1987 1992 1997

2002

2007 2012 2013

15 Newport’s Historic Growth VOLUME (BN STICKS) SHARE OF SHIPMENTS Source: STW MSAi

16 Newport Growth Factors 32.2% 37.4%

30% 32% 34% 36% 38% 40% 2003

2005 2007 2009

2011

2013 Newport Share of Menthol Cigarette Shipments Source: STW MSAi.

•	Newport has capitalized on menthol category growth
•	Fastest-growing premium menthol brand
•	Attractive demographic profile

Who is Imperial?

•	Fourth-largest global tobacco company by market share
•	160 countries
•	Acquired U.S.-based Commonwealth brands in 2007
•	Acquiring Kool, Salem, Winston, Maverick and blu e-cigarettes

17 2.5% 9.5% 2013 Pro-Forma Commonwealth share of cigarette market

Why divest KOOL, Salem and Winston?

•	Allows RJRT to focus on growth brands
•	Reduces complexity
•	Helps fund acquisition of Lorillard
•	Creates strong third competitor in U.S.

A Compelling Transaction

Unrivaled Portfolio of Iconic Brands

•	No. 4 brand in the U.S.
•	Largest traditional value brand
•	Superior technology and compelling early results
•	Expanding the e-cig category
•	No. 2 brand in the U.S.
•	No. 1 menthol brand in the U.S.
•	Fastest growing brand in the U.S.
•	Super premium
•	No. 1 brand in the moist-snuff industry
•	Growing share and volume
•	No. 3 brand in the U.S.
•	Growing market share in premium category

Enhanced Growth Profile

25% 2004 75% Enhanced Growth Profile 21 70% 2013 30% 90% 2013 10% Source: Information Resource Inc. / Capstone All Other Brands Growth Brands Stand-Alone Pro Forma Focus On Growth Brands

RJRT’s Portfolio Market Share

Complementary Geographic Strengths 22 Source: Information Resource Inc. / Capstone as of Q2 2014 4% Camel

Newport

WEST

Increased Scale

67.8

39.3

(19.6)

87.6

DOMESTIC Cigarette

VolumE(a)

(bn sticks; 2013)

DOMESTIC CigT. shipment

Market Share(b)

(2013)

2014E Net sales(c)

($ in Billions)

2014E

OPERATING INCOME(c)

($ in billions)

Note: Figures may not add up due to rounding

(a) 2013 reported cigarette volumes R.J. Reynolds, Santa Fe, Lorillard

(b) 2013 domestic cigarette market share R.J. Reynolds, Santa Fe, Lorillard. Information Resources Inc. / Capstone

(c) Source: FactSet consensus for Reynolds American and Lorillard

(d) Defined as net sales less variable manufacturing costs, FDA expense, MSA expense and tobacco quota buyout

•	2009 Niconovum

24 We’re Good at Integration 10%

15% 20% 25%

30%

35% 40%

2004 2007 2010

2013

•	Intense focus on efficiency, productivity improvements
•	Embedded across all areas
•	Operating margin growth

RAI Adjusted

Operating Margin

36.7%

Cost Management Track Record

•	2006 American Snuff Company
•	2004 Brown & Williamson
•	2002 Santa Fe Natural Tobacco Company

Integration Experience

We Are Pursuing Technology-Sharing Agreement with BAT

•	Great growth potential for next-generation products
•	Share R&D, marketplace expertise
•	Heat-not-burn
•	Vapor products
•	Opportunity for global expansion

Financial Highlights 26

Attractive Transaction for RAI Shareholders 27

•	Top-line growth
•	Adds to RAI earnings starting first full year

Enhanced Financial Profile

•	Maintain current dividend policy until close
•	Target 75% payout policy thereafter

Commitment to Dividend Payout Policy

•	Expect to maintain investment grade
•	Strong cash flow

Strong Balance Sheet

The Bottom Line: Great news for employees of RAI and its OpCo’s! 28

Key Next Steps

•	Business as usual for now
•	Pending approval by RAI and Lorillard shareholders
•	Pending regulatory and other approvals
•	Expect to close first half of 2015, followed by an 18-month transition period
•	We will keep employees informed

Questions & Answers 30

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.